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                             August 5, 2020

       Peter Anthony Bordes, Jr.
       Chief Executive Officer
       Kubient, Inc.
       330 Seventh Avenue, 10th Floor
       New York, NY 10011

                                                        Re: Kubient, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 30, 2020
                                                            File No. 333-239682

       Dear Mr. Bordes, Jr.:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Capitalization, page 35

   1. Please revise to only give effect to the debt conversions in the pro forma column. The pro forma as adjusted
column should reflect the pro forma capitalization after giving effect to the offering, including
the repayment of certain notes with offering proceeds.
   2.                                                   The disclosure
accompanying your capitalization table indicates that your notes will convert into an
aggregate of 1,174,281 units    in this offering.    Please advise how these
                                                        units are being
included in this offering. We note similar disclosure on page F-13.
 Peter Anthony Bordes, Jr.
FirstName   LastNamePeter Anthony Bordes, Jr.
Kubient, Inc.
Comapany
August      NameKubient, Inc.
        5, 2020
August
Page  2 5, 2020 Page 2
FirstName LastName
Dilution, page 36

3. Revise your calculation of pro forma net tangible book value and pro forma net tangible book value per share to only give effect to the conversion of the Notes. Pro forma as adjusted net tangible book value should represent pro forma net tangible book value, plus the effects of the public offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19, page 38

4. We note your response to prior comment 4 and your revised disclosures on page 38.
         Please revise to address the following:
             describe how your advertising impression volume trends have continued to be affected since the 80% decline you noted in April 2020;
             explain how your business specifically has been recently impacted by the lower cost of advertising spots as a result of COVID-19; and quantify both the number of common shares issued in connection with the salary
             reduction program, the types of employees impacted by the program and explain how you determined the fair value per share.
Liquidity and Capital Resources, page 41

5. We note your response to prior comment 9. It is unclear if the accounts receivable balance pertaining to beta testing revenues has not yet been collected due to a billing dispute, customer financial difficulties, or some other reason. To the extent there is a significant uncertainty surrounding your ability to collect the amounts due, please address this uncertainty in your MD&A since the failure to collect these amounts would materially impact your cash flows from operations.
Business
Customers and Revenue, page 46

6. We note your response to prior comment 7 and your disclosure on page 46 that 2019 revenue was generated from 49 customers while revenue for the quarter ended March 31,
         2020 was derived from 35 customers. To help give context to your customer trends, please revise to explain how you define your customer base from period to period. For example, it is unclear if you consider customers to be all advertisers with an active twelve month master service agreement or only those advertisers that purchased an impression on your platform during the period.
 Peter Anthony Bordes, Jr.
FirstName   LastNamePeter Anthony Bordes, Jr.
Kubient, Inc.
Comapany
August      NameKubient, Inc.
        5, 2020
August
Page  3 5, 2020 Page 3
FirstName LastName
Unaudited Condensed Consolidated Financial Statements
Note 1 - Business Organization, Nature of Operations, Risks and Uncertainties and Basis of
Presentation, page F-5

7. We note your response to comments 8 and 11 and your revised disclosures on page F-13 regarding the July 13, 2020 amended terms of your notes payable to related parties. It appears that your pro forma column on page F-1 gives effect to the automatic conversion of Senior Notes and Junior Notes upon closing of your public offering but does not include the conversion of $525,000 of Related Party Notes which are included in your pro forma presentation on page 35. Please advise or revise accordingly.
Note 4 - Intangible Assets, page F-9

8. We note your response to prior comment 10. It is unclear why your amortization period for capitalized software costs associated with KAI is based upon the useful life of the testing data acquired and why you are amortizing before your KAI product is released to customers. Please refer to ASC 985-20-35-1 through 35-3 and advise or revise your disclosures accordingly.
Note 11 - Subsequent Events, page F-13

9. Please revise your disclosures here and on page F-40 to address the recent impact of
         COVID-19 on your business. Your revised disclosures should address the matters described on page 38 including but not limited to the significant decline in
         advertising impression volumes subsequent to March 31, 2020, the delayed release of KAI as a stand-alone product and the implementation of your employee salary reduction program.
General

10.      Please note the updating requirements of Rule 8-08 of Regulation S-X.
If
         interim financial statements for the recently completed quarter are available or become available before effectiveness or mailing, they should be included in the filing. If interim financial statements are not available but the Company reasonably expects a material change in liquidity, financial condition or operating performance, please revise your
         MD&A to address those expectations.
 Peter Anthony Bordes, Jr.
FirstName   LastNamePeter Anthony Bordes, Jr.
Kubient, Inc.
Comapany
August      NameKubient, Inc.
        5, 2020
August
Page  4 5, 2020 Page 4
FirstName LastName
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Marc J. Adesso